September 3, 2025

Barry Rubens
Chief Executive Officer
Elauwit Connection, Inc.
109 East 17th Street
Cheyenne, WY 82001

       Re: Elauwit Connection, Inc.
           Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-289964
Dear Barry Rubens:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary
Our Company, page 1

1. Revise your disclosures to clarify how you define pipeline and the specific stages of the sales cycle that have been completed for these opportunities. Clarify if you have signed agreements with customers for any of these opportunities and, if so, quantify the associated revenue. Please also clarify the basis for your expectation that these opportunities will convert to sales, the expected timeline to conversion, and the specific factors that have a reasonable likelihood of preventing conversion to sales.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 3, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Margaret K. Rhoda